Capitalworks Emerging Markets Acquisition Corp

c/o Ellenoff Grossman & Schole LLP

1345 Avenue of the Americas

New York, NY 10105

VIA EDGAR

February 13, 2024

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Real Estate and Construction

100 F Street, NE

Washington, D.C. 20549

Attn:	Pearlyne Paulemon

David Link

Re:	Capitalworks Emerging Markets Acquisition Corp Preliminary Proxy Statement on Schedule 14A Filed January 31, 2024 File No. 001-41108

Dear Ms. Paulemon and Mr. Link,

Capitalworks Emerging Markets Acquisition Corp (the “Company,” “we,” “our” or “us”) hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated February 12, 2024, regarding the Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”) filed with the Commission on January 31, 2024.

For the Staff’s convenience, we have repeated below the Staff’s comment in bold, and have followed the comment with the Company’s response. In response to the Staff’s comment, the Company is submitting via Edgar Amendment No.1 to the Proxy Statement (the “Amendment No.1”) with this response letter.

Preliminary Proxy Statement on Schedule 14A filed January 31, 2024

Risk Factors, page 14

1.	We note that you are seeking to extend your termination date to March 3, 2025, a date which is 39 months from your initial public offering. We also note that you are listed on The Nasdaq Capital Market and that Nasdaq IM-5101-2 requires that a special purpose acquisition company complete one or more business combinations within 36 months of the effectiveness of its IPO registration statement. Please revise to explain that the proposal to extend your termination deadline to March 3, 2025 does not comply with this rule and to address the risks of your non-compliance with this rule, including that your securities may be subject to suspension and delisting from The Nasdaq Capital Market.

Response:

In response to the Staff’s comment, we have added the disclosures, addressing the risks of our non-compliance with the Nasdaq rule, on the “Risk Factors” section in the Amendment No.1.

We thank the Staff for its review of the foregoing. If you have further comments, please feel free to contact our counsel, Wei Wang, Esq., at wwang@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Roberta Brzezinski
Roberta Brzezinski
Chief Executive Officer
Capitalworks Emerging Markets Acquisition Corp

cc:	Wei Wang, Esq.

Ellenoff Grossman & Schole LLP